FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 December 2011

HSBC MALTA TO SELL CARD ACQUIRING BUSINESS

HSBC Bank Malta p.l.c. has agreed to sell its card acquiring business to HSBC Merchant Services Ltd (Global), a Maltese subsidiary of Global Payments Inc. Under the terms of the agreement, HSBC Bank Malta p.l.c. will transfer its existing card acquiring business to Global for a consideration of €11.075m (US$14.476m), pending regulatory approval.

The new business will be HSBC Bank Malta p.l.c.'s preferred strategic provider of card acquiring services. HSBC's card acquiring staff will become employees of Global.

HSBC Bank Malta p.l.c.'s chief executive officer, Alan Richards, said: "This transaction builds on our partnerships with Global Payments in the UK, Asia Pacific and North America combining HSBC's extensive business customer franchise and Global Payments' experience in transaction handling."

The sale to Global represents further progress in HSBC's execution of the strategy set out in May 2011.

Media enquiries to Franco Aloisio on +356 2380 3250.

Notes to editors:

1. Global Payments
Global Payments Inc. (NYSE:GPN) is a leading provider of electronic transaction processing services for merchants, Independent Sales Organizations (ISOs), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, Europe and the Asia-Pacific region. Global Payments, a Fortune 1000 company, offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic check conversion and check guarantee, verification and recovery including electronic check services, as well as terminal management. Visit www.globalpaymentsinc.com for more information about the company and its services.

2. The HSBC Group
HSBC Bank Malta p.l.c. is a member of the HSBC Group. HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 28 December 2011